Exhibit 21.1

Subsidiaries of Talend SA

Name of Subsidiary	State or Other Jurisdiction of Incorporation

Talend Australia Pty Ltd.	Australia
Talend Beijing Technology Co. Ltd.	China
Talend (Canada) Limited	Canada
Talend Germany GmbH	Germany
Talend GmbH	Switzerland
Talend, Inc.	United States
Talend Italy S.r.l.	Italy
Talend KK	Japan
Talend Limited	Ireland
Talend Limited	United Kingdom
Talend Netherlands BV	Netherlands
Talend Singapore Pte. Ltd.	Singapore
Talend Sweden AB	Sweden
Talend USA, Inc.	United States of America
Talend Spain, SL	Spain
Talend Data Integration Services Private Limited	India
Restlet SAS	France
Restlet, Inc.	United States of America
Stitch, Inc.	United States of America